Exhibit 99.2

CANADA GOOSE HOLDINGS INC.

August 2, 2024

To:	British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission of New Brunswick Nova Scotia Securities Commission
The Office of the Superintendent Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland & Labrador Office of the Yukon Superintendent of Securities
Northwest Territories Securities Office Nunavut Securities Office

Re:	Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of Canada Goose Holdings Inc. (the “Company”) held virtually on August 2, 2024 (the “Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

The ten (10) nominees proposed by management of the Company were elected as directors of the Company by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting. The votes cast for each nominee were as follows:

Nominees	Percentage of Votes For	Percentage of Votes Withheld
Michael D. Armstrong	99.40%	0.60%
Jodi Butts	99.26%	0.74%
Maureen Chiquet	99.12%	0.88%
Ryan Cotton	98.25%	1.75%
Jennifer Davis	99.92%	0.08%
John Davison	99.97%	0.03%
Stephen Gunn	99.42%	0.58%
Dani Reiss	98.57%	1.43%
Gary Saage	99.97%	0.03%
Belinda Wong	99.97%	0.03%

2.	Appointment of Deloitte LLP as Auditor

Deloitte LLP was appointed as the Company’s auditor by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting. The votes cast were as follows:

Percentage of Votes For	Percentage of Votes Withheld
99.88%	0.12%

DATED this 2nd day of August, 2024.

CANADA GOOSE HOLDINGS INC.

/s/ David Forrest
David Forrest
General Counsel